UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,876,080 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 971889100	13D/A	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 13 pages

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 and amended on November 14, 2005, February 28, 2006, April 7, 2006, May 3, 2006 and May 18, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 971889100	13D/A	Page 6 of 13 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 1st Letter”). A copy of the November 1st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 10, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 10th Letter”) in response to a letter dated November 8, 2005, addressed to Mercury Real Estate Advisors LLC from Lowenstein Sandler PC, legal counsel to the Issuer (the “Issuer Letter”). A copy of the November 10th Letter and the Issuer Letter are attached to the Schedule 13D as Exhibit B and Exhibit C, respectively, and each letter is incorporated herein by reference. On February 27, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “February 27th Letter”) stating, among other things, that based upon publicly available information, the Reporting Persons were prepared to pursue an acquisition of all of the outstanding common shares of the Issuer for $8.50 per share in cash. This offer represented a premium of approximately 8.5% to the average closing price of the Issuer’s shares for the prior 90 trading days. A copy of the February 27th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on February 27, 2006, the Reporting Persons issued a press release related to the February 27th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On April 6, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 6th Letter”) reiterating, among other things, their positions with respect to the Issuer. A copy of the April 6th Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference. In addition, on April 6, 2006, the Reporting Persons issued a press release related to the April 6th Letter, a copy of which is attached to the Schedule 13D as Exhibit G and is incorporated herein by reference. On May 2, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 2nd Letter”). A copy of the May 2nd Letter is attached to the Schedule 13D as Exhibit H and is incorporated herein by reference. In addition, on May 2, 2006, the Reporting Persons issued a press release related to the May 2nd Letter, a copy of which is attached to the Schedule 13D as Exhibit I and is incorporated herein by reference. On May 17, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 17th Letter”). A copy of the May 17th Letter is attached to the Schedule 13D as Exhibit J and is incorporated herein by reference. In addition, on May 17, 2006, the Reporting Persons issued a press release related to the May 17th Letter, a copy of which is attached to the Schedule 13D as Exhibit K and is incorporated herein by reference. On June 5, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 5th Letter”). A copy of the June 5th Letter is attached hereto as Exhibit L and is incorporated herein by reference. In addition, on June 5, 2006, the Reporting Persons issued a press release related to the June 5th Letter, a copy of which is attached hereto as Exhibit M and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 971889100	13D/A	Page 7 of 13 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.******

Exhibit K	Press Release, dated May 17, 2006.******

Exhibit L	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated June 5, 2006.

Exhibit M	Press Release, dated June 5, 2006.

Exhibit N	Schedule of Transactions in Shares of the Issuer.*

Exhibit O	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.
******	Previously filed with the Schedule 13D/A on May 18, 2006.

CUSIP No. 971889100	13D/A	Page 8 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 9 of 13 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.*****

Exhibit I	Press Release, dated May 2, 2006.*****

Exhibit J	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 17, 2006.******

Exhibit K	Press Release, dated May 17, 2006.******

Exhibit L	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated June 5, 2006.

Exhibit M	Press Release, dated June 5, 2006.

Exhibit N	Schedule of Transactions in Shares of the Issuer.*

Exhibit O	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.
*****	Previously filed with the Schedule 13D/A on May 3, 2006.
******	Previously filed with the Schedule 13D/A on May 18, 2006.

CUSIP No. 971889100	13D/A	Page 10 of 13 pages

Exhibit L

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

June 5, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Ladies and Gentlemen:

As the largest independent shareholder of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are disturbed by Sherry Wilzig Izak’s defensive, self-aggrandizing tone and inaccurate characterizations in her speech at the 2006 annual meeting. The comments made by Ms. Izak are those of a Chief Executive Officer attempting to deflect attention in any way possible from her countless failures over the years as the supposed steward of the Company. For example, Ms. Izak cited the performance of the Company’s stock price since September 2004 as evidence of her ability to create value for shareholders. However, we are all aware that Ms. Izak became CEO in May of 1991 - not September 2004 - and that if we look at Wilshire’s stock price when Ms. Izak took control relative to the current price, it has provided a pathetic annualized total return of approximately 4.5%, or nearly six percentage points below the annualized return of the S&P 500 over this time period. We view this dramatic underperformance relative to the general market over the last 15 years as evidence of Ms. Izak’s inability to create value for shareholders and we consider her attempt to use the very recent performance of the stock price to presumably justify her existence as extremely disingenuous.

Further, we have never urged Wilshire to conduct a ‘fire sale’ of its assets, as Ms. Izak repeatedly and incorrectly noted during her speech. In truth, we have asked the Company to pursue an intelligent liquidation process in one of the strongest seller’s market in the history of commercial real estate. As discussed in our last letter, the Company’s lack of commitment to its value maximization strategy is evident in the significantly delayed cash distribution as well as the delayed decision to conduct a sale of some of its assets, which we first suggested approximately 7 months ago. It is abundantly clear that without pressure from Mercury, Ms. Izak would still be attempting to grow the Company through acquisitions, paying herself outrageous compensation, and not paying out special dividends. It is glaringly obvious that Ms. Izak is attempting to spin our comments to cover up her part-time work ethic and perpetuate this underperforming company as long as possible.

We are also astounded that our proposal to acquire the Company for $8.50 per share in cash, which was made on February 27, 2006, was completely ignored. Management’s continued unwillingness to explore a premium bid for the entire Company, as well as its refusal to publicly issue its evaluation of our offer, is a dereliction of its fiduciary responsibility to shareholders. Also, we again demand that Wilshire increase the announced cash distribution to $4.00 per share - another proposal to which Wilshire has not responded - and return this cash to the long-suffering shareholders of the Company.

Ms. Izak’s speech at the 2006 annual meeting is simply an attempt to divert attention from her historically poor track record and the excessively high G&A expense at Wilshire. At this critical time for the Company, we need to immediately eliminate the ‘pay-for-pulse’ compensation of Ms. Izak, who has failed to demonstrate an ability to create value for shareholders during her tenure with the Company. In fact, we believe the most value would

CUSIP No. 971889100	13D/A	Page 11 of 13 pages

be created for shareholders if all the senior members of the management team were terminated and the Company’s assets were placed into a liquidating trust. This would eliminate the prohibitively high G&A expense and place control of the assets with experienced liquidating agents that could sell the remaining properties, either individually or as a portfolio, in an efficient and timely manner.

Again, we urge the Board of Directors to recognize that Ms. Izak’s track record demonstrates that she is clearly unfit to lead the company through this critical stage and must be terminated. We look forward to immediately discussing this issue along with our proposed liquidation strategy at a meeting with Ms. Izak and Mr. Schmertz.

Sincerely,

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 971889100	13D/A	Page 12 of 13 pages

Exhibit M

MERCURY PRESSES FOR LIQUIDATION

GREENWICH, CT, June 5, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Wilshire Enterprises, Inc.’s (AMEX: WOC) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

June 5, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Ladies and Gentlemen:

As the largest independent shareholder of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are disturbed by Sherry Wilzig Izak’s defensive, self-aggrandizing tone and inaccurate characterizations in her speech at the 2006 annual meeting. The comments made by Ms. Izak are those of a Chief Executive Officer attempting to deflect attention in any way possible from her countless failures over the years as the supposed steward of the Company. For example, Ms. Izak cited the performance of the Company’s stock price since September 2004 as evidence of her ability to create value for shareholders. However, we are all aware that Ms. Izak became CEO in May of 1991 - not September 2004 - and that if we look at Wilshire’s stock price when Ms. Izak took control relative to the current price, it has provided a pathetic annualized total return of approximately 4.5%, or nearly six percentage points below the annualized return of the S&P 500 over this time period. We view this dramatic underperformance relative to the general market over the last 15 years as evidence of Ms. Izak’s inability to create value for shareholders and we consider her attempt to use the very recent performance of the stock price to presumably justify her existence as extremely disingenuous.

Further, we have never urged Wilshire to conduct a ‘fire sale’ of its assets, as Ms. Izak repeatedly and incorrectly noted during her speech. In truth, we have asked the Company to pursue an intelligent liquidation process in one of the strongest seller’s market in the history of commercial real estate. As discussed in our last letter, the Company’s lack of commitment to its value maximization strategy is evident in the significantly delayed cash distribution as well as the delayed decision to conduct a sale of some of its assets, which we first suggested approximately 7 months ago. It is abundantly clear that without pressure from Mercury, Ms. Izak would still be attempting to grow the Company through acquisitions, paying herself outrageous compensation, and not paying out special dividends. It is glaringly obvious that Ms. Izak is attempting to spin our comments to cover up her part-time work ethic and perpetuate this underperforming company as long as possible.

We are also astounded that our proposal to acquire the Company for $8.50 per share in cash, which was made on February 27, 2006, was completely ignored. Management’s continued unwillingness to explore a premium bid for the entire Company, as well as its refusal to publicly issue its evaluation of our offer, is a dereliction of its

CUSIP No. 971889100	13D/A	Page 13 of 13 pages

fiduciary responsibility to shareholders. Also, we again demand that Wilshire increase the announced cash distribution to $4.00 per share - another proposal to which Wilshire has not responded - and return this cash to the long-suffering shareholders of the Company.

Ms. Izak’s speech at the 2006 annual meeting is simply an attempt to divert attention from her historically poor track record and the excessively high G&A expense at Wilshire. At this critical time for the Company, we need to immediately eliminate the ‘pay-for-pulse’ compensation of Ms. Izak, who has failed to demonstrate an ability to create value for shareholders during her tenure with the Company. In fact, we believe the most value would be created for shareholders if all the senior members of the management team were terminated and the Company’s assets were placed into a liquidating trust. This would eliminate the prohibitively high G&A expense and place control of the assets with experienced liquidating agents that could sell the remaining properties, either individually or as a portfolio, in an efficient and timely manner.

Again, we urge the Board of Directors to recognize that Ms. Izak’s track record demonstrates that she is clearly unfit to lead the company through this critical stage and must be terminated. We look forward to immediately discussing this issue along with our proposed liquidation strategy at a meeting with Ms. Izak and Mr. Schmertz.

Sincerely,

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President